United States
Securities and Exchange Commission
Washington, DC 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.      )

AEON Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00775E102

(CUSIP Number)

5 Park Plaza, Suite 1750

Irvine, CA 92614

United States of America

Telephone: (949) 354-6499

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Jul-21-23

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Daewoong Co.,Ltd. (“DWC”) Daewoong Pharmaceutical Co. Ltd (“DWP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,177,604 shares of Common Stock for DWC[1] 2,400,000 shares of Common Stock for DWP
	8.	Shared Voting Power 6,577,604 shares of Common Stock for DWC
	9.	Sole Dispositive Power 4,177,604 shares of Common Stock for DWC 2,400,000 shares of Common Stock for DWP
	10.	Shared Dispositive Power 6,577,604 shares of Common Stock for DWC

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,577,604 shares of Common Stock for DWC 2,400,000 shares of Common Stock for DWP
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.98% for DWC 8.75% for DWP
14.	Type of Reporting Person (See Instructions) CO

[1]	DWC owns 51% of DWP outstanding shares, and therefore has beneficial ownership, voting power and dispositive power over the 2,400,000 shares of Common Stock owned by DWP.

CUSIP No.	13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of AEON Biopharma, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 5 Park Plaza, Suite 1750, Irvine, CA 92614.

Item 2. Identity and Background.

(a) This statement on Schedule 13D is jointly filed by Daewoong Co., Ltd (“DWC”) and Daewoong Pharmaceutical Co., Ltd (“DWP”), two companies organized under the laws of the Republic of Korea (the “Reporting Persons”).

(b)The principal business address of the Reporting Persons is 644, Bongeunsa-ro, Gangnam-gu, Seoul, Republic of Korea, 06170.

(c)The headquarter of DWC is 244, Galmachi-ro, Jungwon-gu, Seongnam-si, Gyeonggi-do, Republic of Korea, 13211. DWC’s principal business is to serve as a holding company, and DWC is a shareholder of DWP with 51% of shares outstanding.

The headquarter of DWP 35-14, Jeyakgongdan 4-gil, Hyangnam-eup, Hwaseong-si, Gyeonggi-do, Republic of Korea, 18623. DWP is principally engaged in the manufacturing and sale of pharmaceuticals.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) The Reporting Persons are companies organized under the laws of the Republic of Korea.

CUSIP No.	13D	Page 4 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

As reported on the Issuer’s Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2022, and amended May 9, 2023 (the “S-4”), the Issuer and DWC entered into a Convertible Promissory Note Purchase Agreement (the “DWC Agreement”) on July 29, 2022 for total available financing of $30.0 million. The Note has a stated interest rate of 15.79% per annum. The note matures on December 29, 2023. The Notes may be prepaid, in whole, without premium or penalty at any time prior to the maturity date.

Pursuant to the DWC Agreement, immediately prior to an initial public offering, all of the then outstanding principal amount and accrued and unpaid interest under the DWC Convertible Notes will automatically convert into shares of the Issuer’s common stock. On July 21, 2023, the Issuer consummated a business combination under which the terms and conditions of the DWC Agreement were treated as if the Issuer has conducted an initial public offering and the DWC Convertible Notes were converted into shares of the Issuer’s common stock.

As reported on the Issuer’s S-4, the Issuer and DWP entered into a Convertible Promissory Note Purchase Agreement (the “DWP Agreement”), pursuant to which the Issuer issued DWP two subordinated convertible promissory notes (collectively, the “DWP Convertible Notes”) with an aggregate principal amount of $25.0 million. The DWP Convertible Notes have similar terms, of which the first one was issued on August 27, 2020 with a principal amount of $10.0 million, the second one issued on September 18, 2020 with a principal amount of $15.0 million. In May 2021, the DWP Agreement was amended to provide for the issuance of an additional subordinated convertible promissory note by the Issuer to DWP at an initial principal amount of $5.0 million.

Pursuant to the DWP Agreement, immediately prior to an initial public offering, all of the then outstanding principal amount and accrued and unpaid interest under the DWP Convertible Notes will automatically convert into shares of the Issuer’s common stock. On July 21, 2023, the Issuer consummated a business combination under which the terms and conditions of the DWP Agreement were treated as if the Issuer has conducted an initial public offering and the DWP Convertible Notes were converted into shares of the Issuer’s common stock.

As reported on the Issuer’s S-4, a Business Combination between the Issuer and AEON Biopharma Inc., a Delaware corporation(the “AEON”), will be effected whereby Priveterra Merger Sub, Inc., a Delaware Corporation and subsidiary of Priveterra (the “Merger Sub”) will merge with and into AEON, with AEON surviving as a wholly-owned subsidiary of the Issuer, referred to herein as the Business Combination, pursuant to the Business Combination Agreement(the “Business Combination Agreement”).

Each outstanding share of AEON common stock (on an as converted basis after taking into effect the conversion of the outstanding warrants of AEON exercisable for shares of AEON preferred stock, the conversion of the shares of AEON preferred stock into AEON common stock in accordance with the AEON Governing Documents as of the Effective Time and the conversion of the outstanding convertible notes of AEON convertible into AEON common stock in accordance with the terms of such convertible notes and after giving effect to the issuance of AEON common stock, if any, in connection with the Subsidiary Merger but prior to giving effect to the issuance of any AEON common stock in connection with any Interim Financing Arrangement) will be cancelled and converted into the right to receive a number of shares of Issuer, with its name to be changed to “AEON Biopharma, Inc.” (the “Combined Company”). On July 21, 2023, AEON Biopharma, Inc. was the name given to the Combined Company on its Certificate of Merger filed with the Secretary of State of the State of Delaware.

CUSIP No.	13D	Page 5 of 8 Pages

On July 21, 2023, in connection with the transactions contemplated by the Business Combination Agreement, the Issuer and AEON entered into a Note Subscription Agreement (“the Subscription Agreement”) with DWC. Pursuant to the terms, all the DWC Convertible Notes and DWP Convertible notes stated above and below shall be settled, thereof, by the Issuer in shares (the “Settlement Shares”) of Class A common stock, par value $0.0001 per share of the Combined Company.

Pursuant to the Subscription Agreement, AEON and DWC has entered into a Promissory Note Agreement (the “DWC Interim Financing Agreement”), pursuant to which AEON issued DWC a promissory note with a principal amount of $5.0 million, effective July 21, 2023. The principal amount automatically converted into the right to receive a number of shares of Class A Common Stock of the Combined Company, simultaneously with the consummation of the business combination between the Issuer and AEON on July 21, 2023.

As reported on the Issuer’s S-4, the beneficial ownership of shares of the Combined Company common stock following the Business Combination is calculated based on 27,430,741 shares of the Combined Company common stock outstanding immediately following consummation of the Business Combination and assumes an exchange ratio for converting each share of AEON preferred stock and/or AEON common stock into shares of the Combined Company common stock at a ratio of 2.3, as of July 21, 2023.

As a result of the closing of the Business Combination, the Reporting Persons may be deemed to be member, along with the other Rollover Stockholders, of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which “group” collectively owns approximately 23.98% of the Issuer’s outstanding Common Stock.

The shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons were derived from the conversion of previously purchased convertible notes.

CUSIP No.	13D	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

DWC is a shareholder of DWP with 51% of shares outstanding.

DWP is the counterparty to the Issuer’s license agreements for License & Supply Agreement, effective as of December 20, 2019, as amended, with DWP to provide the Issuer exclusive rights to commercialize and distribute ABP-450 in certain territories.

Our future success currently depends entirely on the successful and timely regulatory approval and commercialization of the Issuer’s only product candidate, ABP-450. The Issuer plans to develop ABP-450 to address the estimated $3.0 billion global therapeutic botulinum toxin market, which is projected to grow to $4.4 billion in 2027. ABP-450 is the same botulinum toxin complex that is currently approved and marketed for cosmetic indications by Evolus under the name Jeuveau. ABP-450 is manufactured by DWP, in compliance with current Good Manufacturing Practice, or cGMP, in a facility that has been approved by the FDA, Health Canada and EMA.

The purpose of transaction is part of the Reporting Persons’ efforts to strengthen the partnership with the Issuer, whose goal is to achieve development of ABP-450, for which the parties have previously worked together to gain certain approvals from the U.S. Food and Drug Administration (FDA). The Reporting Persons intend to review its investment in the Issuer on an ongoing basis, and currently have no intent to sell, transfer or otherwise dispose of Common Stock reported herein in the foreseeable future.

Subject to applicable legal requirements, the Reporting Persons may purchase additional shares of Common Stock or other securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. The Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as they may decide.

Except as set forth herein, the Reporting Persons currently have no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.

CUSIP No.	13D	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon 27,430,741 shares of Common Stock issued and outstanding as of July 21, 2023, as reported in the Registration of securities, business combinations on Form S-4, filed with the Securities and Exchange Commission (the “SEC”).

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock, as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Persons, other than the Contribution as described in Item 3 above.

(d) Except as set forth in Item 4, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Except as disclosed in this Schedule 13D or as set forth in or contemplated in Business Combination Agreement between AEON Biopharma, Inc. and Priveterra Acquisition Corp., there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None

CUSIP No.	13D	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Daewoong Co., Ltd

By:	/s/ Kyu Sung Lim
Name:	Kyu Sung Lim
Title:	Authorized Signatory of Daewoong Co., Ltd.

Daewoong Pharmaceutical Co., Ltd

By:	/s/ Youngho Jang
Name:	Youngho Jang
Title:	Authorized Signatory of Daewoong Pharmaceutical Co., Ltd.